United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: Columbia Pipeline Partners LP

2.	Name of person relying on exemption: WHETSTONE CAPITAL ADVISORS, LLC

3.	Address of person relying on exemption: 2001 Shawnee Mission Parkway Shawnee Mission, Kansas 66205

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Whetstone Capital Urges Columbia Pipeline Partners Unitholders to Vote against Merger with TransCanada Corporation

States that the Current $17.00 per Unit Merger Materially Undervalues Columbia Pipeline Partners and its Network of Uniquely Positioned Natural Gas Assets

Critical of TransCanada for Seeking to Take Advantage of its Minority Partners at an Unfairly Low Price and Reap the Windfall

Explains That the Only Way for Unitholders to Preserve Their Ability to Receive Full and Fair Value for Their Investment Is By Rejecting the Proposed Merger at the Reconvened Special Meeting on February 16

February 09, 2017 12:16 PM Eastern Standard Time

MISSION WOODS, Kan.-- Whetstone Capital Advisors, LLC ("Whetstone Capital"), a significant unitholder of Columbia Pipeline Partners LP (NYSE:CPPL) (“CPPL” or the “Partnership”), with ownership of approximately 1.2% of the common units outstanding, issued a letter to CPPL unitholders today urging them to vote against the proposed $17.00 per unit merger with TransCanada Corporation (NYSE: TRP).

The full text of the letter follows:

February 9, 2017

Dear Fellow Columbia Pipeline Partners, LP Unitholders:

On February 7th, TransCanada (“TRP”) held a special meeting to vote on the proposed sale of Columbia Pipeline Partners, LP (“CPPL”) to TRP for $17.00 per unit. The meeting was adjourned and rescheduled for February 16th because a majority of the holders had not cast a vote either for or against the proposed sale. We believe that the lack of quorum illustrates that long-term holders, such as ourselves, are dissatisfied with the offer price. We are writing this letter to recommend that you vote against the proposed sale. As of this writing (and the January 4th record date), we own approximately 658,000 units, or 1.2% of the common units outstanding. We have voted against the sale in favor of either a fairer offer or the opportunity to participate in the value created by the partnership’s ongoing organic growth program.

On September 26, 2016, CPPL announced that it had received an unsolicited offer from TRP to acquire the outstanding common units of CPPL for $15.75 per unit. Nine weeks later, TRP raised their offer to $17.00 per unit (the “LP Offer”). We believe that this offer materially understates the value of CPPL and urge fellow unitholders to reject it. Based on our estimate of intrinsic value, which takes into consideration TransCanada’s acquisition of Columbia Pipeline Group ("CPGX"), we believe the fair value of CPPL is at least $20 per unit. We would like to take the opportunity to share our thoughts on TRP’s offer with fellow unitholders.

We, like many CPPL unitholders, first invested with the company at its IPO in February 2015 at $23 per unit. We share TRP’s enthusiasm for the quality and growth that Columbia Pipeline’s asset footprint offers. In sharing this enthusiasm, we don’t want to sell our interest in this business. It is an irreplaceable and unmatched network of natural gas transmission pipes that blankets perhaps the most prolific natural gas basin in the world. If we are forced to sell, then we expect to get fairly compensated.

In March of last year, TRP announced its intent to acquire CPGX (the “GP Offer”), the general partner of CPPL, for $25.50 per share in cash. This valued CPGX at roughly 20.2x and 16.4x estimated 2016 and 2017 EBITDA (including forecasted IDR payments), respectively. CPGX's only asset at the time was its ownership of Columbia OpCo, the entity through which all of Columbia Pipeline's business and operations are conducted. The LP Offer of $17.00 for CPPL would result in TRP acquiring the remaining interest in OpCo at more than a 15% discount to the price it paid for the rest of the very same business one year ago, at a time when the energy market was severely depressed. We feel this is an attempt by TRP to disadvantage its minority partners.

Since TRP announced the GP Offer last March, TRP’s share price has increased over 22% (3/16/16-2/7/17, denominated in USD), adding nearly $7.5 billion to its market capitalization. We believe that this strong performance is very much related to the market’s appreciation of the Columbia Pipeline assets. The LP Offer is a diminutive 4% premium to the average trading price during the month preceding TRP’s GP Offer.

Today’s market is unequivocally better than the conditions that were present when TRP made the GP Offer. Natural gas prices have increased more than 65%. As a result, the credit quality and market capitalizations of Columbia Pipeline’s key producer counterparties have dramatically improved. Furthermore, greenfield energy infrastructure projects in the Northeast must overcome increasingly high hurdles and strong opposition (e.g. Constitution Pipeline and Northeast Energy Direct). Consequently, we believe that the value of low-risk brownfield expansion opportunities, such as Columbia Pipeline’s $8 billion growth capex backlog, has never been higher.

In the event that TRP is unwilling to fairly compensate CPPL, we, and other unitholders, should be more than happy to continue with the status quo as a separate company. Outside of a scenario in which TRP uses its position as general partner to punish CPPL unitholders for being unwilling to take the LP Offer, we believe that CPPL is well-positioned to fund its share of growth capital expenditures. Currently, Columbia OpCo (and by extension, CPPL) carries less than 1.0x debt-to-EBITDA. Today’s debt market is favorable, and CPPL could readily access debt at a cost that is in-line with investment grade MLPs. Based on the capital expenditure and EBITDA guidance that CPGX had previously provided, we think that CPPL could debt finance most, if not all, of its share of growth capital and maintain investment grade quality debt metrics.

We believe that TRP’s LP Offer significantly undervalues CPPL in a “go-it alone” situation. We estimate that the LP Offer values CPPL at roughly 10.7x 2019 EBITDA, adjusted for GP cash flows and growth capital expenditures. Assuming a more appropriate multiple of 12.7x EBITDA, which is in line with Spectra Energy Partners (CPPL’s closest comparable), we estimate that the fair value of CPPL is near $22 per unit. This estimate corresponds with our previously articulated approach of using the same multiple that TRP paid for CPGX (the exact same operating assets as CPPL) in much less favorable market conditions.

In closing, we would like to implore TransCanada to consider its image as a good corporate citizen and its ongoing reliance on the capital markets to fund over $20 billion in growth projects. As TRP’s Code of Business Ethics highlights, “TransCanada prides itself on being a company that all of our stakeholders (whether they are customers, suppliers, investors, lenders, regulators, neighbors, or employees), can count on to make the right choices and do the right thing.” We have remained investors in CPPL since TRP became our general partner, in part, because we believe TransCanada intends to continue to “do the right thing” and treat its minority partners in a fair and equitable manner.

Should anyone wish to discuss our thoughts and assumptions regarding our investment in CPPL, we would encourage you to contact us using the information below.

Best regards,

/s/ David Atterbury

David Atterbury
President and Portfolio Manager
Whetstone Capital Advisors, LLC
datterbury@whetstone-capital.com
(913)-713-6210

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

Additional Information

Whetstone Capital Advisors, LLC is a private investment management firm based in Mission Woods, KS. Whetstone utilizes a value-oriented, research intensive investment process centered on identifying businesses with discernible competitive advantages in industries benefiting from secular growth. We focus our research efforts within specific circles of competence including North American energy and MLPs, media, software, and business information services.

Contacts

Whetstone Capital Advisors, LLC
David Atterbury, 913-713-6210
President and Portfolio Manager
datterbury@whetstone-capital.com